UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 20, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration as at 31 December 2018
Johannesburg, 20 February 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to report updated Group Mineral Resources and Mineral Reserves, as at 31 December 2018.
·  Highlights
- Total group Platinum Group Metals (PGMs) Mineral Reserves increase by 4% from 44.261 Moz to
46.062 Moz, primarily due to ongoing reserve definition drilling at the Blitz Project at Stillwater, where approximately 3.294Moz of Mineral Reserves were added at a 2E PGM grade of 23.7 g/t
- Total group PGM Mineral Resources were stable at 204.373Moz
- Total Mineral Reserves at the SA gold operations were 12.108 Moz, a 9% year-on-year decline, primarily as a result of the restructuring of marginal operations (2.373Moz) and depletion (1.162Moz), partially offset by the successful conversion of Mineral Resources to Mineral Reserves at the Kloof
operations (+1.204 Moz) and the inclusion of attributable (38.05%) DRDGOLD Mineral Reserves
(2.245 Moz) following the sale of certain the West Rand Tailings Retreatment Project assets to
DRDGOLD
- Total SA Gold Project Mineral Reserves decreased by 64% to 4.476 Moz primarily due to the sale of certain West Rand Tailings Retreatment Project (WRTRP) Mineral Reserves to DRDGOLD and the
decision to cease further development at the Driefontein Depth Extension Project as part of a rigorous capital and economic review of the SA gold operations
- Total gold Mineral Resources increased by 12.789 Moz to 104.221Moz primarily due to the inclusion of DRDGOLD Mineral Resources attributable to SGL
- Total group copper Mineral Resources increased marginally to 18,795.8Mlb (an increase of 0.7%), due to the inclusion of the attributable Rio Grande Project Mineral Resources, following the successful transaction with Regulus Resources Inc. and Aldebaran Resources Inc.

All Group Mineral Reserves have been declared using a principle of three year trailing prices in line with SEC requirements. The rand gold price applied of R540 000/Kg is ~12% below current spot prices, the rand 4E PGM basket price applied of R12,694/4Eoz is ~35% below current spot prices; and the USD
2E PGM basket price applied of USD849/2Eoz is ~56% below current spot prices, demonstrating the robustness of the reserve figures under the current price environment, and the quality of the underlying mineral assets.

The Group Mineral Resources and Reserves underpin operations with a Life of Mine in excess of 20 years at both the Southern Africa (SA) and United States (US) PGM operations and approximately 14 years at the SA gold operations.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

·  Group Overview
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
PGM Operations
Tonnes
(Mt)
Grade
(g/t)
PGM
(Moz)
PGM
(Moz)
Tonnes
(Mt)
Grade
(g/t)
PGM
(Moz)
PGM
(Moz)
US
151.7
16,40
79.860
80.463
46.4
17,20
25.614
21.903
SA
689.7
4.34
96.181
97.745
228.2
2.79
20.448
22.358
Total Operations
841.4
6.51
176.041
178.208
274.6
5.22
46.062
44.261
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
PGM Projects
Tonnes
(Mt)
Grade
(g/t)
PGM
(Moz)
PGM
(Moz)
Tonnes
(Mt)
Grade
(g/t)
PGM
(Moz)
PGM
(Moz)
US
151.7
0,80
3.982
3.982
SA
134.46
5.63
24.350
24.350
Total Projects
286.2
3.08
28.332
28.332
Grand Total PGM
1,127.6
5,70
204.373
206.540
274.6
5,4
46.062
44.261
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
Gold Operations
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
SA
542.5
1,95
33.950
32.784
293.3
1,28
12.108
13.321
Gold Projects
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
SA
523.1
3,79
63.714
52.327
32.0
4,35
4.476
12.416
US
2,636.3
0.08
6.558
6.321
Total Projects
3,159.4
0,69
70.272
58.648
32.0
4,35
4.476
12.416
Grand Total Gold
3,701.9
0,88
104.221
91.432
325.3
1,59
16.584
25.737
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
Uranium
Operations
Tonnes
(Mt)
Grade
(kg/t)
U3O8
(Mlb)
U3O8
(Mlb)
Tonnes
(Mt)
Grade
(kg/t)
U3O8
(Mlb)
U308
(Mlb)
SA
11.4
1,07
26.968
26.968
Uranium Projects
Tonnes
(Mt)
Grade
(kg/t)
U3O8
(Mlb)
U3O8
(Mlb)
Tonnes
(Mt)
Grade
(kg/t)
U3O8
(Mlb)
U308
(Mlb)
SA
262.3
0,09
51.724
96.083
96.083
Grand Total
Uranium
273.7
0,13
78.692
123.051
96.083
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
Copper Projects
Tonnes
Grade
Copper
Copper
Tonnes Grade
Copper
Copper
(Mt)
(%)
(Mlb)
(Mlb)
(Mt)
(%)
(Mlb)
(Mlb)
US
2,788.0
0,30
18,795.8
18,661.1
Grand Total
Copper
2,788.0
0,30
18,795.8
18,661.1

Neal Froneman, CEO of Sibanye-Stillwater Comments: “Our Mineral Resources and Reserves have been estimated in line with conservative pricing parameters, ensuring robust operational margins and greater operating flexibility, at current spot prices.
The increase in our PGM Mineral Reserve base, largely as a result of ongoing Mineral Reserve definition at Blitz is pleasing and confirms the world class quality of the Stillwater orebody, while our SA PGM operations continue to deliver, in line with expectations. The rigorous review of our SA gold operations during 2018, in particular certain marginal operating shafts, was necessary and although this has resulted in a decrease in total Mineral Reserves, it will enhance the resilience of the SA gold operations to short term economic fluctuations and create longer term sustainable production.”

The recently completed transaction with DRDGOLD has successfully seen the first phase of the previously reported WRTRP being implemented by DRDGOLD, as part of their Far West Gold Recoveries
(FWGR) project. This transaction has increased Sibanye-Stillwater’s exposure to mechanised, long life and low cost (R/t) surface mining operations, highly leveraged to the gold price.

Group Mineral Resources and Reserves by Operation
·  US PGM Operations
- Total 2E PGM Mineral Resources of 79.860Moz, a decrease of 0.75%.
- Total 2E PGM Mineral Reserves of 25.614Moz, an increase of 16.94%.
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
PGM Operations
Tonnes
Grade
2E
2E
Tonnes Grade
2E
2E
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Stillwater (2E)
82.2
17.30
45.829
42.144
23.9
19.2
14.756
11.519
East Boulder (2E)
69.5
15.20
34.031
38.319
22.5
15.0
10.858
10.384
Total US PGM
Operations
151.7 16.40
79.860
80.463         46.4
17.2
25.614
21.903
- Mineral Resources remain largely unchanged with mining depletions off-set by resource growth at the Blitz section of the Stillwater mine.
- The pleasing 17% increase in Mineral Reserve ounces was primarily in the Blitz project area of the Stillwater Mine, where the rapid expansion of the developed area provided a platform for increased reserve definition drilling. Higher than average 2E PGM grades were also encountered. The increase in Mineral Reserves supports the planned expansion of production from the Blitz area of the Stillwater Mine, which remains on schedule.
US PGM Operations – Mineral Reserve Reconciliation
Factors
2E PGM (Moz)
31 December 2017
21.903
Depletion December 2017 to December 2018
(0.633)
Area Inclusions/Exclusions
1
1.883
Geological Interpretation
(0.051)
Estimation
2
2.386
Economic Parameters
0.126
31 December 2018
25.614
1
Expansion in the Blitz project area.
2
Better than expected tonnes, and higher than average grades encountered at Blitz
·  US Projects
- Copper Mineral Resources increased by 0.72% to 18,795.8Mlb, and gold Mineral Resources by
3.75% to 6.558Mlb’s due the inclusion of 19.9% of the attributable Mineral Resources of the Rio
Grande Project, owned by Aldebaran Resources Inc. This follows the conclusion of an arrangement with Regulus Resources Inc., Aldebaran’s holding company, whereby Aldebaran will obtain an option to earn in up to 80% of the company’s Altar Project, in exchange for an upfront payment and the shareholding in Aldebaran. Project PGM Mineral Resources remained unchanged.

Au Mineral Resources
Cu Mineral Resources
PGM Mineral Resources
31 Dec 2018
31 Dec
2017
31 Dec 2018
31 Dec
2017
31 Dec 2018
31 Dec
2017
Gold
Projects
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Tonnes
(Mt)
Grade
(%)
Coper
(Mlb)
Coper
(Mlb)
Grade
(g/t)
2E
(Moz)
2E
(Moz)
US
Altar
1
2,614.0 0,08 6.321 6.321
2,614 0.31 1,7931.0 17931,0
Marathon
151.7 0.22 730.1 730,1 0.80 3.982 3.982
Rio
Grande
22.3 0,33 0.237
22.3 0.27 134.7
Total US
Projects
2,636.3
0.08
6.558
6.321
2,788.0
0.30
18,795.80
18,661.1
0.80
3.982
3.982
·  SA PGM Operations (Inclusive of Mimosa)
- Total 4E PGM Mineral Resources of 96.181Moz, a decline of 1.60%.
- Total 4E PGM Mineral Reserves of 20.448Moz, a decline of 8.54%.
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
PGM Operations
3
Tonnes
(Mt)
Grade
(g/t)
4E
(Moz)
4E
(Moz)
Tonnes
(Mt)
Grade
(g/t)
4E
(Moz)
4E
(Moz)
Rustenburg Underground
510.8 5.00 82.185 83.209 117.8 3.82 14.461 15.706
Rustenburg Surface
2
75.5 1.07 2.610 2.818 75.5 1.07 2.610 2.818
Kroondal Underground
1
46.2 3.19 4.734 4.879 18.4 2.60 1.536 1.804
Mimosa
1
57.2 3.62 6.652 6.839 16.5 3.47 1.841 2.030
Total SA PGM Operations
689.7
4.30
96.181
97.745
228.2
2.79
20.448
22.358
1.
Reporting 50% attributable portion.
2.
Waterval Tailings processed through the Plat Mile Tailings Retreatment facility from 2019
3.
Excluding Blue Ridge Platinum mine, which remains under care and maintenance, and has been reclassified as a project. Both 2017 and 2018 numbers are reflected under projects for comparative purposes.
- Total 4E PGM Mineral Resources declined marginally by 1.600Moz primarily due to mining depletion during 2018.
- The decline of 1.910Moz in Mineral Reserves is in line with expectations and Life of Mine extraction plans, and is principally attributed to
o
Depletion of 1.557Moz from mining activities during 2018
o
A 0.514 Moz decrease due to removal of sub-economic ounces at the end of Life of Mine as combined mine production volumes drop below economically sustainable levels.
SA PGM Operations – Mineral Reserves Reconciliation
Factors
4E PGM (Moz)
31 December 2017
22.358
2018 depletion (1.557)
Inclusions
0.247
Evaluation 0.005
Geological Changes
1
0.100
Technical factors 0.142
Exclusions/reductions:
(0.601)
Economic Valuation
2
(0.514)
Boundary changes (0.087)
31 December 2018
20.448
1.
Updates in geological interpretations and modifying factors
2.
Removal of sub-economic mineral reserves at the end of LoM due to tail cutting

SA PGM Projects
Total 4E PGM Mineral Resources of 24,350Moz, remain unchanged from 2017.
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
PGM Projects
Tonnes
(Mt)
Grade
(g/t)
4E
(Moz)
4E
(Moz)
Tonnes
(Mt)
Grade
(g/t)
4E
(Moz)
4E
(Moz)
Blue Ridge
Underground
1,2
23.1 3.27 2.430
2.430
Vygenhoek
1
1.4
5.15
0.230
0.230
Zondernaam
1
77.4
6.39
15.900
15.900
Hoedspruit
32.6
5.53
5.790
5.790
Total SA PGM Projects
134.5
5.63
24.350
24.350
1.
Attributable portions.
2.
The Blue Ridge mine, which remained under care and maintenance, was previously reported as an operation, and has been reclassified as a project.
·   SA Gold Operations
Mineral Resources of 33.950 Moz, an increase of 1.166Moz (3.56%).
Mineral Reserves of 12.108 Moz, a decline of 1.21Moz (9.11%).
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec
2017
31 Dec 2018
31 Dec
2017
Gold Operations
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Beatrix underground
38.8
5.96
7.440
7.708
10.5
3.53
1.187
2.086
Beatrix - surface
3.8
0.36
0.043
0.041
3.8
0.36
0.043
0.041
Cooke – underground
10.7
11.79
4.039
4.039
Cooke - surface
17.2
0.29
0.159
0.059
17.2
0.29
0.159
0.059
Driefontein - underground
25.8
12.18
10.118
11.029
13.7
7.49
3.302
5.272
Driefontein - surface
1.3
0.53
0.021
0.019
1.3
0.53
0.021
0.019
Kloof - underground
14.9
17.14
8.211
9.697
22.6
6.90
5.020
5.652
Kloof - surface
7.7
0.53
0.131
0.192
7.7
0.53
0.131
0.192
DRD - surface (38% attributable)
422.4
0.28
3.787
216.6
0.32
2.245
Total SA Gold Operations
542.5
1.95
33.950
32.784
293.3
1.28
12.108
13.321
Mineral Resources were declared at a price premium of 10% over the Mineral Reserves metal price
All operations are managed excluding the DRDGOLD Mineral Reserves attributable to Sibanye
- The increase in gold Mineral Resources is largely due to the inclusion of the attributable 38%
   share of the DRDGOLD Mineral Resources (3.787Moz), offset by a decrease of 2.621 Moz at the existing gold operations. This decrease was informed by depletions, the restructuring of marginal shafts at the Beatrix and Driefontein mines, which are currently subject of a Section 189A consultation process and may lead to downsizing or closure; as well as the sale of the WRTRP assets.
- The decrease in gold Mineral Reserves was largely a result of:
o
Depletion of 1,162Moz from mining activities during 2018
o
Restructuring of the marginal Beatrix 1 and Driefontein 2, 6 and 8 Shafts, resulting in
2.373Moz being removed from the Mineral Reserve base
o
Changes in pay limits (economic factors) resulting in 0.764Moz not being deemed economically viable to extract under current assumptions.
o
Geological and structural model adjustments at Beatrix 1 and Driefontein 1 & 5, and resulting geotechnical pillar adjustments (-0.865 Moz).

- These decreases were offset by:
o
Additional Mineral Reserves of 1.204Moz defined as a result of ongoing exploration and reserve delineation at the Kloof operations.
o
A further 2.245 Moz were added, based on the 38% attributable Mineral Reserves from of
DRDGOLD following the successful completion of this transaction during 2018.

A detailed reconciliation of 2017 to 2018 SA Gold Operations Mineral Reserves is shown in the Table below.
SA Gold Operations – Mineral Reserves Reconciliation
Factors
Gold (Moz)
31 December 2017 - Operations
13,321
2018 depletion
(1,162)
Inclusions
3,448
White Areas, Secondary Reefs and Surface
1,204
Attributable portion of DRD Reserves (38.05%)
2,245
Exclusions/reductions:
(4,002)
Removal of reserves at sub-economic operations
(2,373)
Pay limit
(0,764)
Geological and geotechnical changes
(0,865)
Estimation models
0,310
Technical Factors
0,193
31 December 2018 - Operations
12,108
·   SA Gold Projects
- Total gold Mineral Resources increased by 21.76% (11.387Moz) to 63.714 Moz.
- Total gold Mineral Reserves decreased by 63.95% (7.940Moz) to 4.476Moz.
During 2018 the transaction with DRDGOLD was completed whereby Sibanye-Stillwater sold certain of the WRTRP assets from Kloof and Driefontein to DRDGOLD in exchange for a 38% shareholding in
DRDGOLD. As a result, the Company no longer reports these specific Mineral Resources and
Mineral Reserves previously held under the WRTRP, but has reported attributable Mineral Resources and Mineral Reserves of DRDGOLD. The Mineral Resources of the Cooke portion of the WRTRP, which has been retained, remain unchanged at 2.245Moz. As a result of the transaction, no reserves are currently reported for the remaining portion of the WRTRP, while the economic feasibility of the remaining assets are being investigated.
In addition, a detailed capital review was undertaken of the Company’s capital projects during
2018. At current economic parameters, and considering capital prioritisation, a decision was made to cease further development of the Driefontein Depth Extension (DE) Project (1.707Moz Mineral
Reserve declared in 2017), but to continue with the Kloof DE Project.
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
Gold Projects
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Beatrix - BI
7.1
7.63
1.740
0.541
Driefontein – BI
20.8
13.57
9.085
7.308
1.707
Kloof – BI
39.6
12.98
16.549
21.018
2.5
5.31
0.431
0.537
Burnstone
69.3
4.93
10.980
9.015
14.2
4.26
1.945
1.934
Bloemhoek
28.3
4.73
4.297
4.297
De Bron Merriespruit
28.3
4.42
4.022
4.022
15.3
4.27
2.099
2.112

Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
Gold Projects
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Tonnes
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
WRTRP - surface tailings
262.3
0.27
2.245
6.126
6.126
DRD - Underground
67.4
6.82
14.795
Total SA Gold Projects
523.1
3.79
63.714
52.327
32.0
4.35
4.476
12.416
-Total gold project Mineral Resources increased by 11.387 Moz, primarily due to the inclusion of the attributable DRDGOLD underground Mineral Resources.
A detailed reconciliation of 2017 to 2018 SA Gold projects Mineral Reserves is shown in the Table below.

SA Gold Projects – Mineral Reserves Reconciliation
Factors
Gold (Moz)
31 December 2017 - Projects
12,416
2018 depletion
0,000
Inclusions
0,011
Burnstone estimation model
0,011
Exclusions/reductions:
(7,951)
Exclusion of Driefontein 5 Shaft DE Project
(1,707)
Pay limit - Kloof 4 Shaft DE Project
(0,106)
De Bron Merriespruit tail management
(0,012)
Exclusion of WRTRP
(6,126)
31 December 2018
4,476
·  SA Uranium Operations and Projects
- U3O8 Mineral Resources of 78.692Mlb, a decline of 36.05%.
- No U308 Mineral Reserves have been declared, a decline of 96.083Mlb’s.
Mineral Resources
Mineral Reserves
31 Dec 2018
31 Dec 2017
31 Dec 2018
31 Dec 2017
Uranium Operations
Tonnes
(Mt)
Grade
(kg/t)
U3O8
(Mlb)
U3O8
(Mlb)
Tonnes
(Mt)
Grade
(kg/t)
U3O8
(Mlb)
U308
(Mlb)
SA
Beatrix (Beisa)
11.4
1.07
26.968
26.968
Total Uranium Operations
11.4
1.07
26.968
26.968
Uranium Projects
Tonnes
(Mt)
Grade
(kg/t)
U3O8
(Mlb)
U3O8
(Mlb)
Tonnes
(Mt)
Grade
(kg/t)
U3O8
(Mlb)
U308
(Mlb)
SA
WRTRP - surface tailings
1
262.3
0.09
51.724
96.083
96.083
Total Uranium Projects
262.3
0.09
51.724
96.083
96.083
Total Uranium Operations and Projects
273.7
0.13
78.692
123.051
96.083
1
Includes the Cooke portion of the WRTRP assets not included in the deal with DRDGOLD
- The decline in Mineral Resources is directly attributed to the sale of a portion of the WRTRP to
DRDGOLD
- No uranium Mineral Reserves were declared following the sale of the Kloof and Driefontein tailings dams of the WRTRP to DRDGOLD. This uranium relates principally to the Cooke assets, which were excluded from the transaction, and are now reported as Mineral Resources only.

A detailed reconciliation of 2017 to 2018 Mineral Reserves is shown in the Table below.
SA URANIUM - Mineral Reserves Reconciliation
Factors
U3O8 (Mlb)
31 December 2017
96.083
2018 depletion
0.000
Exclusion of WRTRP
(96.083)
31 December 2018
0.000
·  Corporate Governance
Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC
Code, the updated Section 12 of the JSE Listings Requirements and the SEC Industry Guide 7, which is aligned with the guiding principles of SOX. Altar, Marathon and Rio Grande Mineral Resources are
compliant with NI 43-101 guidelines. In accordance with SEC requirements.
This Mineral Reserves and Mineral Resources declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration available in the Group Mineral Resource and Mineral Reserve Report, which will be published on 29 March 2019 and will be available at
www.sibanyestillwater.com
In accordance with US Securities and Exchange Commission (SEC) guidelines and Sibanye-Stillwater reporting standards, approximate three-year average, rolling, historical commodity prices are assumed for the calculation of Mineral Reserves. An average exchange rate of R13.55/US$ and the following commodity prices were used:
Precious metals
2018
USD/oz
ZAR/oz
ZAR/kg
Gold
1,238
16, 796
540, 000
Platinum
959
12, 994
417, 781
Palladium
819
11, 097
356, 791
Rhodium
1,180
15, 989
514, 058
Iridium
814
11, 030
354, 613
Ruthenium
102
1, 382
44, 436
Base metals
2018
USD/lb
USD/ton
ZAR/ton
Nickel
4.99
11, 009
149, 172
Copper
2.68
5 ,913
80, 121
Cobalt
20.00
44,092
597,441
Uranium Oxide (U
3
O
8
)*
37.00       81,569
1,105,266
Chrome Oxide** (Cr
2
O
3
) 42%
Concentrate
0.46        207
2,804
*long term contract price

Guided by a commitment to best practice corporate governance, the statement has been reviewed by each Region’s Technical Services. The South African Gold Operations was subjected to an external audit during 2018.
The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the Rand-US dollar currency exchange rate, operating costs, mining permits, changes in legislation and operating factors. Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted. However, the length of the approval process for such permits may have an impact on the schedules stated.

All statement figures are managed by Sibanye-Stillwater with the exception of those for Mimosa, and the attributable portion for DRD and Aldebaran Resources. Mineral Resources are reported inclusive of Mineral Reserves, and production volumes are reported in metric tonnes (t).
Gold and uranium estimates are reported separately from each other; therefore, no gold equivalents are stated to avoid potential anomalies as a result of year-on-year metal price differentials.
The Southern African PGM Operations statement are reported as 4E PGM, which consists of platinum, palladium, rhodium and gold. The US operations are reported as 2E PGM, which consist of platinum and palladium.
The individual proportions of the reported PGM’s are provided in the tables below.

4E Prill Split (SA Region)
Precious Metals Prill Split
Unit
Rustenburg
Kroondal
Mimosa
MER
UG2
UG2
MSZ
Platinum % 63.81 54.31 57.74 49.35
Palladium % 27.30 34.36 31.70 38.47
Rhodium % 3.98 10.53 9.90 4.20
Gold % 4.91 0.80 0.66 7.97
MER – Merensky Reef
UG2 – Upper Group 2 Chromitite
MSZ – Main Sulphide Zone
2E Prill Split (US Region)
Precious Metals Prill Split
Unit
Stillwater Mine
East Boulder Mine
Average
Platinum % 22.23 21.74 22.02
Palladium % 77.77 78.26 77.98

All financial models used to determine Mineral Reserves are based on current tax regulations at 31
December 2018. Mineral Resources were declared at a 10% increase relative to the Mineral Reserves metal price.
Mineral Resources are inclusive of Mineral Reserves. Rounding off of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant.

For the Southern African Gold Operations, the lead competent person designated in terms of the
SAMREC Code, with responsibility for the consolidation and reporting of the SA Gold Operations
Mineral Resources and Mineral Reserves, and for overall regulatory compliance of these figures, is
Gerhard Janse van Vuuren, who gave his consent for the disclosure of the 2018 Mineral Resources and
Mineral Reserves Statement. Gerhard [GDE (Mining Eng), MBA, MSCC and B. Tech (MRM)] is registered with SAIMM (706705) and has 31 years’ experience relative to the type and style of mineral deposit under consideration.

The 38.05% Attributable portion of the DRDGOLD current surface tailings operations including the ERGO and FWGR operations. For this attributable portion of the DRD resources and reserves, the company was reliant on external competent persons as follows: The Mineral Resources for the ERGO surface operations is based on depletion (up to December 2018) and the Competent Person designated in terms of SAMREC is Mr M Mudau, MSc Eng, Pr. Sci. Nat., the Resource Geology Manager at the RVN

Group. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the surface Mineral Reserves, also based on depletion up to December 2018, is Mr GJ Viljoen GPr
MS 0256, an independent survey contractor.
For the Southern African Platinum Operations, the lead competent person designated in terms of the
SAMREC Code, who takes responsibility for the consolidation and reporting of the SA Platinum
Operations Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Andrew Brown, who gave his consent for the disclosure of the 2018 Mineral Resources and Mineral Reserves Statement. Andrew [M.Sc Mining Eng] is registered with SAIMM (705060) and has
35 years’ experience relative to the type and style of mineral deposit under consideration.

For the United States Region, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the Stillwater and East Boulder Mineral
Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Brent
LaMoure, who gave his consent for the disclosure of the 2018 Mineral Resources and Mineral Reserves
Statement. Brent [B.Sc Mining Eng] is registered with the Mining and Metallurgical Society of America
(01363QP) and has 23 years’ experience relative to the type and style of mineral deposit under consideration. For the US project Resource estimation, the competent person is Stanford Foy. Stan is registered with the Society for Mining, Metallurgy and Exploration Inc. (4140727RM) and has 27 years’
experience relative to the type and style of mineral deposit under consideration.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Ends.
FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 20, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer